                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended.........................................March 31, 2001

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                  TO

Commission file number.................................................001-13950

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          CENTRAL PARKING CORPORATION 1996 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CENTRAL PARKING CORPORATION

                        2401 21st Avenue South, Suite 200
                               Nashville, TN 37212

                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Independent Auditor's Report of KPMG LLP.................................................3

Statement of Net Assets at March 31, 2001 and 2000.......................................4

Statement of Changes in Net Assets for years ended March 31, 2001, 2000 and 1999 ........4

Notes to Financial Statements............................................................5


Signatures...............................................................................8

Exhibit 23 - Consent of KPMG LLP

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
  Central Parking Corporation 1996
  Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets of the Central Parking Corporation 1996 Employee Stock Purchase Plan as of March 31, 2001 and 2000, and the related statements of changes in net assets for each of the years in the three-year period ended March 31, 2001. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Central Parking Corporation 1996 Employee Stock Purchase Plan as of March 31, 2001 and 2000, and the changes in net assets for each of the years in the three-year period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



June 13, 2001

                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN


                            STATEMENTS OF NET ASSETS
                             MARCH 31, 2001 AND 2000

                                                        2001             2000
Net assets                                           $      --                --


See accompanying notes to the financial statements



                       STATEMENTS OF CHANGES IN NET ASSETS
                   YEARS ENDED MARCH 31, 2001, 2000, AND 1999


                                                                   2001             2000             1999
Employee contributions                                        $   1,320,184     $   1,482,588    $   1,478,031
Reimbursement of contributions to
   terminated employees                                            (179,976)         (251,136)         (76,471)
Disbursements to purchase common stock
   of Central Parking Corporation                                (1,140,208)       (1,231,452)      (1,401,560)
                                                              -------------     -------------    -------------

              Net increase in net assets                             --                --               --

Net assets:
   Beginning of year                                                 --                --               --
                                                              -------------     -------------    -------------
   End of year                                                $      --         $      --        $      --
                                                              =============     =============    =============


See accompanying notes to the financial statements

                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements
                             March 31, 2001 and 2000


(1)    DESCRIPTION OF THE PLAN

       The following is a brief description of the Central Parking Corporation 1996 Employee Stock Purchase Plan (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan was adopted by the Board of Directors and shareholders of Central Parking Corporation (the Company) for the benefit of its employees.

       (B)    ELIGIBILITY

              Employees of the Company's subsidiaries are eligible to participate in the Plan if they meet the following criteria:

                  (a)   Are a permanent employee of the Company;

                  (b)   Work 20 hours or more per week;

                  (c)   Work more than five months per year;

                  (d) Are employed for three consecutive months by January 1 prior to the start of the Plan year; and

                  (e)   Have not withdrawn from the Plan in the past six months.

              An employee may choose to withdraw from the Plan at any time. Within sixty days of the Company receiving written notice of withdrawal, all accumulated contributions will be returned to the employee. That employee is then precluded from participation in the Plan for a period of six months. Participants that terminate employment with the Company prior to March 31 of any Plan year are not eligible to remain in the Plan. Accordingly, any accumulated contributions are returned to the employee.

       (C)    CONTRIBUTIONS

              Participants in the Plan can elect to contribute from a minimum of $3 per weekly payroll ($6 per biweekly payroll) to a maximum of 10% of their total annual salary. Contributions are made through payroll deductions on an after tax basis. The Company holds contributions until the end of the Plan year at which point common stock of the Company is purchased and distributed to the contributing participants.

              Participants may change their contribution elections annually at the beginning of the Plan year. Change requests must be received during the annual enrollment period in January prior to each Plan year.


                                       5                             (Continued)

                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements
                             March 31, 2001 and 2000


       (D)    STOCK PURCHASE PROVISIONS

              On March 31 of each Plan year, the Plan purchases stock from the Company at a price equal to 85% of the lower of the closing stock price on either the first or last day of the Plan year. Such stock is immediately distributed to the Plan participants. At April 1, 1998 and March 31, 1999, the Company's closing stock price was $47.125 and $34.50, respectively. Accordingly, the Plan, on behalf of the participants, purchased stock at $29.325 per share (85% of $34.50) for the Plan year ended March 31, 1999. At April 1, 1999 and March 31, 2000, the Company's closing stock price was $34.50 and $20.00, respectively. Accordingly, the Plan purchased stock at $17 per share (85% of $20.00) for the Plan year ended March 31, 2000. At April 3, 2000 and March 30, 2001, the Company's closing stock price was $20.4375 and $18.20, respectively. Accordingly, the Plan purchased stock at $15.47 per share (85% of $18.20) for the Plan year ended March 31, 2001. The fair market value of the stock acquired through the Plan by any one participant cannot exceed $25,000 in one calendar year as dictated by Internal Revenue Code Section 423.

              Shares purchased by the Plan on behalf of the participants are transferred into a brokerage account in the employee's name. At March 31, 2001, 2000, and 1999, 73,704, 72,479, and 47,794 shares, respectively, were transferred to participants' brokerage accounts. At April 1, 2001, 128,492 shares remained available for issuance under the Plan.

       (E)    VESTING

              Participants are automatically vested in all amounts contributed to the Plan. In the event that a participant withdraws from the Plan, all amounts previously deducted from the employee's pay are returned to the employee. Shares acquired by participants can be sold at any time. However, if a sale occurs within one year of the date the shares are issued, the participant must notify the Company of the sale.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF ACCOUNTING AND OPERATION OF THE PLAN

              The accompanying financial statements are prepared on the accrual basis of accounting. The Plan accumulates contributions through payroll deductions. At the end of the Plan year, the accumulated contributions are used to purchase shares of the Company stock in each participant's name.

       (B)    INVESTMENTS

              The Plan holds no investments at March 31, 2001 and 2000 or throughout the Plan year. Contributions accumulated throughout the Plan year are held by the Company on behalf of the Plan in a noninterest bearing account.

       (C)    PLAN EXPENSES

              The Company pays all of the expenses of the Plan.



                                       6                             (Continued)

                        CENTRAL PARKING CORPORATION 1996
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements
                             March 31, 2001 and 2000


(3)    INCOME TAX STATUS

       The Plan is intended to be an employee stock purchase plan as defined in
       Section 423 of the Internal Revenue Code (the Code) of 1986. Accordingly, the Plan is designed to be exempt from income taxes. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Central Parking Corporation 1996
                                    Employee Stock Purchase Plan


Date: June 29, 2001                         By: /s/ Hiram A. Cox
      -------------                             -----------------------------

                                            Hiram A. Cox
                                            Chief Financial Officer








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